Exhibit 10.3
Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.
LICENSE AGREEMENT
THIS LICENSE AGREEMENT (“Agreement”) is made effective as of the 2nd day of June, 2011 (the “Effective Date”), by and between Clovis Oncology, Inc., a corporation organized and existing under the laws of Delaware with offices at 2525 28th Street, Boulder, CO 80301 (“LICENSEE”) and PFIZER Inc., a corporation organized and existing under the laws of Delaware with offices at 235 East 42nd Street, New York, NY 10017 (“PFIZER”). LICENSEE and PFIZER may, from time-to-time, be individually referred to as a “Party” and collectively referred to as the “Parties”.
RECITALS
WHEREAS, PFIZER Controls the Licensed Technology (hereinafter defined); and
WHEREAS, LICENSEE wishes to obtain, and PFIZER wishes to grant, certain licenses under the Licensed Technology on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties, intending to be legally bound hereby, agree to the foregoing and as follows:
1.	DEFINITIONS
1.1.
“Affiliate” means, with respect to a Party, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall refer to: (a) the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of voting securities, by contract or otherwise, or (b) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting securities of such entity.

1.2.
“Applicable Laws” means all applicable laws, statutes, rules, regulations and guidelines, including, without limitation, all good manufacturing practices and all applicable standards or guidelines promulgated by the appropriate Regulatory Authority.

1.3.	“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks located in New York, New York are authorized or required by law to remain closed.

1.4.	“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

1.5.	“Calendar Year” means any twelve (12) month period commencing on January 1.

1.6.
“Collaboration Agreement” means the Collaboration Agreement between PFIZER, MDx Health, SA, University of Newcastle upon Tyne and Cancer Research Technology Limited (formerly Cancer Research Campaign Technology Limited) entered into as of 14th December 2010.

1.7.
“Collaboration and License Agreement” means the Collaboration and License Agreement entered into as of 23rd September 1997 between Cancer Research Campaign Technology Limited, University of Newcastle upon Tyne and Agouron Pharmaceuticals, Inc (now an Affiliate of PFIZER), as amended by a First Amendment to Collaboration and License Agreement dated 23 January 2000, as amended by a Second Amendment to Collaboration and License Agreement dated 23 January 2001, and as amended by an Amendment dated 1 January 2006 between Cancer Research Technology Limited (formerly Cancer Research Campaign Technology Limited) and PFIZER.

1.8.	“Commercialize” or “Commercialization” means to manufacture for sale, market, promote, otherwise offer for sale, distribute, and sell.

1.9.
“Commercially Reasonable Efforts” means, with respect to the Development or Commercialization of a Product, that level of efforts and resources commonly dedicated in the research-based pharmaceutical industry by a company to the development or commercialization, as the case may be, of a product of similar commercial potential at a similar stage in its lifecycle, in each case taking into account issues of safety and efficacy, product profile, the proprietary position, the then current competitive environment for such product and the likely timing of such product’s entry into the market, the regulatory environment and status of such product, and other relevant scientific, technical and commercial factors.

1.10.	“Compound” means the compound designated by PFIZER as PF-01367338, that inhibits poly (ADP-ribose) polymerase (“PARP”) and all salts, polymorphs and formulations thereof.

1.11.
“Control” or “Controlled” means, with respect to any Intellectual Property Rights, the legal authority or right (whether by ownership, license or otherwise) of a Party to grant a license or a sublicense of or under such Intellectual Property Rights to the other Party without breaching the terms of any agreement with a Third Party. For clarity, if a Party only can grant a license or sublicense to Intellectual Property, or provide access to a material or document, of a limited scope due to an encumbrance imposed by a Third Party, “Control” or “Controlled” shall be construed to so limit the license or sublicense to such Intellectual Property or the provision of, or provision of access to, such materials or documents (as applicable).

1.12.
“Develop” or “Development” means to conduct research and development activities (including related manufacturing activities) under conditions designed to yield data suitable for inclusion in an application for Regulatory Approval of a Product by the FDA or a comparable agency in another country or regulatory jurisdiction within the Territory.

1.13.
“Distributor” means a Third Party, other than a sublicensee of LICENSEE, that (i) purchases any Products in finished form from or at the direction of LICENSEE or any of its Affiliates or sublicensees, and (ii) has the right to Commercialize such Products in one or more regions, or has an option to do the foregoing.

1.14.	“Existing Trials” means the PFIZER 1014 Study and the Other Compound Studies.

1.15.	“FDA” means the United States Food and Drug Administration, or a successor federal agency thereto.

1.16.	“Field” means all human and animal therapeutic, prophylactic and diagnostic uses of the Product, including the treatment of human disease with the Product.

1.17.	“First Commercial Sale” means with respect to a Product, the first sale for use or consumption of the Product following receipt of Regulatory Approval for such Product in a country in the Territory.

1.18.	“GAAP” means the generally accepted accounting principles in the United States, consistently applied.

1.19.
“IND” means: (a) an investigational new drug application filed with the FDA for authorization for the investigation of the Product, and (b) any of its foreign equivalents as filed with the applicable Regulatory Authorities in other countries or regulatory jurisdictions in the Territory, as applicable.

1.20.	“Indication” for a Product means the use of such Product for treating a particular disease or medical condition.

1.21.
“Intellectual Property Rights” means all trade secrets, copyrights, patents and other patent rights, Trademarks, moral rights, know-how and any and all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction.

1.22.
“Know-How” means all confidential and proprietary information and data Controlled by PFIZER as of the Effective Date related to the Compound or related to the Product as it exists on the Effective Date contained within the Documentation transferred pursuant to Section 3.

1.23.	“Licensed Technology” means collectively, the Patent Rights and Know-How.

1.24.	“MAA” means a Marketing Authorization Application filed with the EMA under the centralized European procedure (including amendments and supplements thereto).

1.25.	“Milestone” means each milestone as set forth in Sections 5.1.2 and 5.1.3.

1.26.	“NDA/BLA” means: (a) a new drug application or a new biologic license application filed with the FDA for authorization for marketing the Product, and (b)

any of its foreign equivalents as filed with the applicable Regulatory Authorities in other countries or regulatory jurisdictions in the Territory, as applicable.

1.27.
“Net Sales” means the gross amount invoiced by or on behalf of LICENSEE, its Affiliates and their respective sublicensees (each a “Selling Party”) for sales of the Product, less the following deductions if and to the extent they are included in the gross invoiced sales price of the Product or otherwise directly incurred by LICENSEE, its Affiliates and their respective sublicensees with respect to the sale of the Product: (a) rebates, quantity and cash discounts, and other usual and customary discounts to customers, (b) taxes and duties paid, absorbed or allowed which are directly related to the sale of the Product, (c) credits, allowances, discounts and rebates to, and chargebacks for spoiled, damaged, out-dated, rejected or returned Product, (d) actual freight and insurance costs incurred in transporting the Product to customers, provided that in no event shall deductions for freight and insurance exceed three percent (3%) of the gross amount invoiced, (e) discounts or rebates or other payments required by Applicable Law, including any governmental special medical assistance programs, and (f) customs duties, surcharges and other governmental charges incurred in connection with the exportation or importation of the Product. Subsections (a) through (f) shall be collectively referred to as “Deductions”.

The following principles shall apply in the calculation of Net Sales:

1.27.1. Products will be considered “sold” when a sale by a Selling Party is recognized in accordance with revenue recognition policies mandated by GAAP.

1.27.2. Nothing herein will prevent a Selling Party from selling, distributing or invoicing Products at a discounted price for shipments to Third Parties in connection with clinical studies, compassionate sales, or an indigent program or similar bona fide arrangements in which the Selling Party agrees to forego a normal profit margin for good faith business reasons.

1.27.3. A sale or transfer of Products between any of the Selling Parties will not result in any Net Sales, and Net Sales instead will be based on subsequent sales or distribution to a non-Selling Party, unless such Products are consumed by a Selling Party in the course of its commercial activities. Sales to Distributors shall be treated identically to any other sales to Third Parties

1.27.4. In the case of any sale or other disposal of Product for non-cash consideration, Net Sales shall be calculated as the fair market price of the Product in the country of sale or disposal. Notwithstanding the foregoing, provision of the Product for the purpose of conducting pre-clinical or clinical research shall not be deemed to be a sale, so long as the Product is provided at a price which does not exceed the reasonably estimated cost of production and distribution thereof.

1.27.5. Net Sales means, in the case of “Combination Product” which is defined as any pharmaceutical product containing: (a) the Product and (b) one or more other active therapeutically active ingredients, which is not a Product:

(a)
if LICENSEE and/or its Affiliates and/or any Third Party separately sells in such country during such year when it sells such Combination Product both (1) one or more Products as a single chemical entity, and (2) other products containing active ingredient(s) as a single entity that are also contained in such Combination Product, the Net Sales attributable to such Combination Product during such year shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/(A+B) where: A is LICENSEE’s (or its Affiliates or Third Parties, as applicable) average Net Sales price per daily dose during such year for each Product in such Combination Product in such country and B is the sum of the average of LICENSEE’s (or its Affiliates or Third Parties, as applicable) Net Sales price per daily dose during such year in such country, for each product(s) containing, the active ingredient(s) in such Combination Product (other than the Product);

(b)
if LICENSEE and/or its Affiliates and/or any Third Party separately sells, in such country during such year when it sells such Combination Product, one or more Products as a single chemical entity but do not separately sell, in such country, other products containing active ingredient(s) that are also contained in such Combination Product, the Net Sales attributable to such Combination Product during such year shall be calculated by multiplying the Net Sales of such Combination Product by the fraction A/C where: A is LICENSEE’s (or its Affiliates or Third Parties, as applicable) average Net Sales price per daily dose during such year for each Product in such Combination Product in such country, and C is LICENSEE’s (or its Affiliates or Third Parties, as applicable) average Net Sales price per daily dose during such year for the Combination Product in such country; and

(c)
if LICESEE and/or its Affiliates and/or Third Parties do not separately in such country during such year sell each Product contained in the Combination Product, then the Net Sales attributable to such Combination Product shall be D/(D+E) where D is the fair market value of the portion of the Combination Product that contains the Product and E is the fair market value of the portion of the Combination Product containing the other active ingredient(s) included in such Combination Product, as such fair market values are determined by mutual agreement of the parties.

1.27.6. Net Sales shall be calculated in accordance with GAAP generally and consistently applied.
1.28.	“Other Compound Studies” means those studies in addition to the Pfizer 1014 Study that are listed in Schedule B-1.

1.29.
“Patent Rights” means all of PFIZER’S rights in patents and patent applications listed in Schedule A in so far as they related to the Compound, and all continuations, divisionals and renewals of such patents and patent applications, any continuations-in-part (to the extent the claims thereof are entirely supported by the patents and patent applications to which it claims priority), and any other subsequent filings in any country in the Territory, in each case to the extent claiming priority from such patents and patent applications, all letters of patent granted with respect to any of the foregoing, and all patents of addition, restorations, extensions, supplementary protection certificates, registration or confirmation patents, reissues and re-examinations of any of the foregoing. “Patent Rights” shall also include any patent applications or patents referred to in Section 14.1.4 of this Agreement.

1.30.
“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.31.	“PFIZER 1014 Study” means the PFIZER sponsored clinical study of the Compound known as A4991014.

1.32.
“Product” means any and all pharmaceutical, diagnostic or veterinary products: (i) for which the manufacture, use, offer for sale, sale, import or export would, if not for the license granted to LICENSEE, infringe a valid claim of a Patent Right in the country for which such products are used, offered for sale, sold, manufactured or imported; or (ii) that contain the Compound.

1.33.
“Regulatory Approval” means, with respect to the Product in any country or jurisdiction, any approval (including where required, pricing and reimbursement approvals), registration, license or authorization that is required by the applicable Regulatory Authority to market and sell the Product in such country or jurisdiction.

1.34.	“Regulatory Authority” means any governmental agency or authority responsible for granting Regulatory Approvals for the Product in the Territory.

1.35.
“Regulatory Filings” means, with respect to the Product, any submission to a Regulatory Authority of any appropriate regulatory application, including, without limitation, any IND, NDA/BLA, any submission to a regulatory advisory board, any marketing authorization application, and any supplement or amendment thereto.

1.36.
“Royalty Term” means, on a Product-by-Product and country-by country basis, the period commencing on the First Commercial Sale of the Product in a country and expiring upon the later of: (a) expiration or abandonment of the last Valid Claim of the Patent Rights which covers the Use of the Product in such country , or (b) ten (10) years following the date of First Commercial Sale of the Product in such country.

1.37.	“Territory” means worldwide.

1.38.	“Third Party” means any Person other than a Party or an Affiliate of a Party.

1.39.	“Trademarks” has the meaning as set forth in Section 13.4.5(c).

1.40.	“Use” means to make, have made, use, sell, offer for sale, and import and export.

1.41.
“Valid Claim” means either: (a) a claim of an issued and unexpired patent included within the Patent Rights, which has not been permanently revoked or declared unenforceable or invalid by an unreversed and unappealable or unreversed and unappealed decision of a court or other appropriate body of competent jurisdiction, or (b) a claim of a pending patent application included within the Patent Rights, which claim was filed in good faith and has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application.

2.	LICENSE GRANT
2.1.	License Grant.

2.1.1. Patent Rights. Subject to the terms and conditions of this Agreement PFIZER hereby grants to LICENSEE an exclusive (even as to PFIZER except as expressly provided in Section 2.3 below (“Retained Rights”)), sublicensable (subject to Section 2.2), royalty-bearing right and license under the Patents Rights to Use the Product in the Field within the Territory. For clarity, the license rights include an exclusive sub-license of PFIZER’s rights under the Collaboration and License Agreement and the Collaboration Agreement.

2.1.2. Know How. Subject to the terms and conditions of this Agreement including the Retained Rights, PFIZER hereby grants to LICENSEE a non-exclusive, sublicensable (subject to Section 2.2), royalty-bearing right and license to use the Know-How for the purpose of the Development and Commercialization of the Product in the Field within the Territory.

2.1.3. Affiliates. To the extent that any of the Licensed Technology is Controlled by an Affiliate of PFIZER, then promptly following the Effective Date, PFIZER shall procure that such Affiliate undertakes all necessary actions to give effect to the licenses granted under this Section. In addition, during the course of the implementation by the Parties of the Transition Plan, to the extent (i) requested by LICENSEE, (ii) reasonably practicable and (iii) any such assignment would not jeopardize any intellectual property rights of PFIZER, the Parties will seek to obtain the consent of the Third Party to the Collaboration Agreement and the Collaboration and License Agreement to an assignment of one or both of such agreements to LICENSEE.

2.2.
Sublicense Rights. LICENSEE may, subject to Section 2.6, sublicense the rights granted to it by PFIZER under this Agreement to any of its Affiliates or to any Third Party which has reasonably demonstrated the necessary financial and technical capacity to carry out the LICENSEE’s obligations under this Agreement. Any and all sublicenses shall be subject to the following requirements:

2.2.1. All sublicenses shall be subject to and consistent with the terms and conditions of this Agreement and shall: (a) preclude the assignment or further sub-licensing of such sublicense without the prior written approval of PFIZER (provided, however, that the foregoing restriction on further sublicensing shall not apply if the sub-licensee is a publicly-traded company with a market capitalization of at least $1 Billion at the time of the proposed transaction), and (b) include PFIZER as a third party beneficiary under the sublicense with the right to enforce the terms of such sublicense. In no event shall any sublicense relieve LICENSEE of any of its obligations under this Agreement.

2.2.2. LICENSEE shall furnish to PFIZER a true and complete copy of each sublicense agreement and each amendment thereto, within thirty (30) days after the sublicense or amendment has been executed.

2.3.
Retained Rights. LICENSEE acknowledges and agrees that PFIZER retains the right to make, have made and use and have used the Licensed Technology for all internal research purposes and LICENSEE hereby grants to PFIZER a worldwide, irrevocable, non-exclusive, fully paid up license (with the right to sub-license to any Affiliate without the need for LICENSEE’S consent) to such Licensed Technology for such purposes without the consent of LICENSEE.

2.4.
Residuals. PFIZER may use for any purpose the Residuals resulting from access to or work with the Compound, Product and Know-How. As used herein, “Residuals” means information in non-tangible form which may be retained by persons who have had access to the Compound, Product and Know-How, including ideas, concepts, know-how or techniques contained therein.

2.5.
No Additional Rights. Nothing in this Agreement shall be construed to confer any rights upon LICENSEE by implication, estoppel, or otherwise as to any technology or Intellectual Property Rights of PFIZER or it Affiliates other than the Licensed Technology.

2.6.
Rights of First Negotiation. If LICENSEE decides, other than as part of a merger or sale of LICENSEE as a whole or a sale of substantially all of the assets of LICENSEE , to seek to sublicense the Licensed Technology to a Third Party in any one of the following territories: US, UK, Germany, France, Spain, Italy, China or Japan for Development and/or Commercialization of a Product, then LICENSEE shall first notify PFIZER in writing of its plans for such a sublicense, including the specific territory to be covered (“Transaction Notice”). If PFIZER desires to evaluate whether to seek such sublicense in such notified territory (the “Subject Territory”) for itself, then PFIZER shall notify LICENSEE within thirty (30) days of receipt of the Transaction Notice (“Negotiation Notice”). For the sixty (60) days following receipt of the Negotiation Notice (“Exclusivity Period”), PFIZER shall have the exclusive right to negotiate an exclusive sublicense to the Product in the Subject Territory with LICENSEE, such negotiations to include at least one face-to-face meeting and to be conducted on a good faith basis using reasonable efforts. If PFIZER does not provide such Negotiation Notice to LICENSEE, does not provide a written proposal during the Exclusivity Period, or the two Parties do not come to agreement during the Exclusivity Period, then LICENSEE shall be free to pursue such a sublicense with any Third Party; provided, however, that LICENSEE shall not be entitled to subsequently grant Development or Commercialization rights to a Third Party for the Subject Territory unless, in the reasonable and informed good faith judgment of the Board of Directors of LICENSEE, the terms and provisions of the proposed agreement with such Third Party are, in the aggregate, more favorable to LICENSEE than the terms and provisions set forth in the last offer submitted in writing by PFIZER to LICENSEE in the course of the negotiations between PFIZER and LICENSEE.

3.	TRANSFER ACTIVITIES
3.1.
Transition Coordinators. Each Party shall appoint one Transition coordinator (each a “Transition Coordinator” and collectively, the “Transition Coordinators”) who shall serve as the principal contacts for PFIZER and LICENSEE for matters relating to the implementation of the Technical Transfer Transition Plan (“Transition Plan”) and shall have the authority from the Party that designated such Coordinator to modify the Transition Plan. The initial Transition Coordinator for LICENSEE shall be ***, and the initial Transition Coordinator for PFIZER shall be ***. Any Transition Coordinator may be replaced by the Party so appointing him or her from time to time upon notice to the other Party.

The Transition Coordinators shall meet, in person or by telephone, not less than once every week during the first three (3) months of the implementation of the Transition Plan to (i) review the progress being made under the Transition Plan, (ii) discuss future activities to be conducted under the Transition Plan and the extent to which additional resources need to be applied by either Party or both to complete the transition, and (iii) review and agree upon any necessary or desired revisions to the Transition Plan. Upon the request of either Transition Coordinator, other personnel from a Party may attend and participate in such meetings. It is the objective of the Parties, working through their Transition Coordinators, and in accordance with the terms and conditions of this Agreement including the Schedules hereto, to insure as smooth and efficient a transition from PFIZER to LICENSEE as reasonably practical of all relevant documentation, materials, contractual obligations and regulatory responsibilities related to the Compound, the Product and the Existing Trials.

3.2.
Initial Transfer. PFIZER shall use reasonable efforts to: (a) make available to LICENSEE currently available records as set forth in Schedule B which exist and are Controlled by PFIZER as of the Effective Date and are necessary for LICENSEE to continue Developing the Product (collectively, “Documentation”), and (b) perform other activities with respect to Regulatory Filings and/or Regulatory Approvals as set forth in Schedule B (where the activities under subsections (a) and (b) shall be collectively referred to as “Transfer Activities”). PFIZER shall use reasonable efforts to perform the Transfer Activities and complete such Activities within the time periods specified in Schedule B, and PFIZER shall provide written notice to LICENSEE upon completion of such efforts (“PFIZER Transfer Notice”).

3.3.
Existing Trials and Agreements. In connection with its efforts to Develop the Product, LICENSEE shall assume all financial responsibility, at its sole cost, for the Existing Trials with effect from the Effective Date. For clarity, the obligations in the preceding sentence include the assumption of financial responsibility for outstanding financial obligations related to the Existing Trials as particularized in the Third Party

Agreements set out in Schedule B-1. In addition, LICENSEE shall assume operational responsibility for the Existing Trials under the time lines and mechanisms set out in Section 4.3.1 and Schedule B and the Transition Plan that will be developed under the terms of Schedule B.

3.4.
Follow-up Period. For a period of six (6) months following LICENSEE’s receipt of the PFIZER Transfer Notice, if LICENSEE discovers or learns of any incomplete Transfer Activities, LICENSEE shall provide written notice to PFIZER, and PFIZER shall use reasonable efforts to perform such Transfer Activities provided that PFIZER’s efforts to engage in the Transfer Activities under this Section 3 shall not exceed a total of forty (40) hours.

4.	DEVELOPMENT, MANUFACTURING, REGULATORY AND COMMERCIALIZATION
4.1.	Development.

4.1.1. LICENSEE shall itself, or through its Affiliates or sublicensees, use Commercially Reasonable Efforts to Develop the Product in the Territory, and LICENSEE shall undertake all Development activities at its sole expense. Without limiting the foregoing, in connection with its efforts to Develop the Product, LICENSEE shall bear all responsibility and expense for filing Regulatory Filings in LICENSEE’s name and obtaining Regulatory Approval for the Product. LICENSEE’s Development activities will be undertaken in accordance with a Development plan (the “Development Plan”), the initial Development Plan being attached to the Agreement as Schedule D (the “Initial Development Plan”). PFIZER acknowledges that (a) the Initial Development Plan has been based on the due diligence carried out by LICENSEE prior to the Effective Date, largely utilizing information furnished to LICENSEE by PFIZER; (b) such Plan is predicated, in part, on clinical data that has not yet been generated; and (c) such Plan is subject to revision from time to time to take into account, among other factors: safety or efficacy concerns, matters related to Patent coverage, or issues related to present or future marketability or profitability, including existing or anticipated competition, and that such revisions may include seeking regulatory approval for different indications than are contained in the Initial Development Plan. Each Development Plan or amendment shall be treated by both Parties as a good faith statement of LICENSEE’s intentions for the Development of the Product, but such Development Plan shall not be deemed to be a contractual commitment by LICENSEE to undertake all of the efforts described in such Plan or to refrain from making adjustments to such Plan that, in LICENSEE’s reasonable judgment, are necessary in light of factors described in the preceding sentence. LICENSEE shall provide to PFIZER reports regarding LICENSEE’s progress and future plans, including amendments to the Development Plan, every six (6) months during the terms of this Agreement, and Pfizer will be provided with an opportunity to comment on all amendments to the Development Plan as well as all Development and Commercialization activities.

4.1.2. Notwithstanding the provisions of the foregoing Section 4.1.1, LICENSEE shall, at a minimum, complete the PFIZER 1014 Study as well as initiating and completing the Phase I Monotherapy Study as described in Schedule D. The initiation of the Phase I Monotherapy Study will occur no later than by the end of the first quarter of 2012.

4.2.
Commercialization. LICENSEE shall itself, or through its Affiliates, sublicensees or Distributors, use Commercially Reasonable Efforts to Commercialize the Product in the U.S., the European Union, major Asian markets (which shall include China, Japan and South Korea) and in each other country within the Territory where Commercializing the Products would be Commercially Reasonable. LICENSEE shall undertake such activities at its sole expense.

4.3.	Regulatory and Pharmacovigilance.

4.3.1. Within ten (10) days after the Effective Date, PFIZER shall notify the appropriate Regulatory Authorities and any necessary Third Party that it is transferring responsibility for the PFIZER 1014 Study so as to permit an assignment to LICENSEE of the existing IND for the Product and its foreign Regulatory Authority counterparts as promptly as possible.

4.3.2. During the implementation of the Transition Plan, the safety units of each of the Parties shall discuss whether or not it may be necessary to put in place a a written agreement for exchanging adverse event and other safety information relating to the Product prior to PFIZER’s transfer of the existing IND to LICENSEE, and if they agree that such an agreement is necessary, they shall promptly meet and agree upon such an agreement (‘the Pharmacovigiance Agreement”). Such Pharmacovigilance Agreement shall ensure that adverse events and other safety information is exchanged upon terms that will permit each Party to comply with Applicable Laws and requirements of Regulatory Authorities

4.3.3. In the event that one or more Regulatory Authorities contact PFIZER regarding an audit of any of the research and development done prior to the Effective Date, by, or under the direction of, PFIZER regarding the Compound or the Product, PFIZER shall promptly notify LICENSEE and shall coordinate with LICENSEE and provide reasonable co-operation to furnish or provide access to such Regulatory Authority as may be required to comply with the audit so requested.

4.4.
Manufacturing. Subject to Section 2.3 and subject to any rights needed by PFIZER in order to complete the manufacturing of drug substance or drug product of the Product for LICENSEE contemplated by this Agreement, LICENSEE shall have the sole right to manufacture, or have manufactured, Products, and it shall be entitled to use, and to sublicense the manufacturing rights under the Patent Rights for such purposes. Except as provided below, LICENSEE shall be responsible for all aspects of manufacturing of the Product.

4.4.1. PFIZER shall transfer free of charge (except for transportation costs which shall be borne by LICENSEE) existing inventories of API inventory and bulk drug inventory (as further particularized in Schedule E hereto) to LICENSEE including documentation to support the use of those materials in clinical trials.

4.4.2. PFIZER shall also provide background research information and technical assistance as reasonably requested by LICENSEE, including analytical methods utilized by PFIZER in the manufacture of the drug substance and drug product, to support development of the Product in the Field and in the Territory All manufacturing development expenses incurred from and after the Effective Date shall be the responsibility of LICENSEE.

4.4.3. Prior to the Effective Date, PFIZER had already scheduled a production run of drug product of the Product (as further particularized in Schedule E hereto and PFIZER hereby undertakes to complete such production run and sell such drug product to LICENSEE in the quantities, at a price and with scheduled delivery dates as set forth in Schedule E if requested by LICENSEE.

4.4.4. In addition, PFIZER hereby undertakes to manufacture additional drug substance and drug product of the Product for LICENSEE (as further particularized in Schedule E hereto) and to sell such drug product to LICENSEE in the quantities, at a price and with scheduled delivery dates as set forth in Schedule E if requested by LICENSEE.

5.	PAYMENT TERMS
5.1.	Payment Terms.

5.1.1. Equity. In partial consideration of the licenses and rights granted to LICENSEE hereunder, LICENSEE shall, contemporaneously with the execution of this Agreement and pursuant to a Convertible Note Agreement signed by PFIZER and LICENSEE on the date hereof, issue to PFIZER seven million dollars ($7,000,000) of aggregate principal amount of its 5% Convertible Promissory Notes due 2012, in the form attached to such Convertible Note Agreement.

5.1.2. Milestone Payments. LICENSEE shall notify PFIZER as soon as practicable upon achievement of each Milestone. In further consideration of the licenses and rights granted to LICENSEE, within fifteen (15) days upon achievement of each Milestone set forth below, LICENSEE shall pay to PFIZER the corresponding non-creditable and non-refundable milestone payment (each, a “Milestone Payment”).

(i)	Development and Regulatory Milestones.

DEVELOPMENT	MILESTONE
AND REGULATORY MILESTONES	PAYMENT
PAYABLE UNDER THE
COLLABORATION AND LICENSE AGREEMENT
Commencement of Pivotal Registration Study	US$***
Acceptance for filing by the FDA of an NDA for the first Indication	US$***
Acceptance for filing by the EMA of an MAA for the first Indication	US$***
Grant of the first NDA approval of a Product in the USA	US$***
Granting of the first European approval located in a country located in the European Union	US$***

(ii)	Product Approval and Sales Milestones

PRODUCT APPROVAL	MILESTONE
AND SALES MILESTONES	PAYMENT
Upon FDA approval of an NDA for 1st Indication in US	US$***
Upon EMA approval of an MAA for 1st Indication in EU	US$***
Upon FDA approval of an NDA for a 2nd Indication in US	US$***
Upon EMA approval of an MAA for a 2nd Indication in EU	US$***
Upon FDA approval of an NDA for a 3rd Indication in US	US$***
Upon EMA approval of an MAA for a 3rd Indication in EU	US$***
The completion of the Calendar Year in which Net Sales first exceed $***	US$***
The completion of the Calendar Year in which Net Sales first exceed $***	US$***
The completion of the Calendar Year in which Net Sales first exceed $***	US$***

(b)	As used, herein:
(i)	“Commencement” when used with respect to a clinical trial, means the first dosing of the first patient for such trial.

(ii)	“Pivotal Registration Study” means a clinical study designed to provide the efficacy data required to enable an NDA to be filed in the USA or an MAA to be filed in the EU.
(c)
For the avoidance of doubt: (i) each Milestone Payment shall be payable only once upon achievement of the applicable Milestone; and (ii) satisfaction of a Milestone by a sublicensee or assignee of, or Third Party retained by, LICENSEE or its Affiliates shall be deemed to have been satisfied by LICENSEE for purposes of this Section 5.1.2.

5.1.3. Royalty Payments.
(a)	In consideration of the licenses and rights granted to LICENSEE hereunder, LICENSEE shall pay to PFIZER the royalties of *** percent (*** %) on Net Sales during the Royalty Term.

(b)
In addition, through the payments made to PFIZER below in this sub-clause 5.1.3(b) LICENSEE shall assume responsibility for payment of the following royalties under the Collaboration and License Agreement:

*** % of Net Sales in any Calendar Year up to $*** Million;

*** % of Net Sales in any Calendar Year over $*** Million and up to $*** Million; and

*** % of Net Sales in any Calendar Year over $*** Million

For the purposes of this sub-clause 5.1.3(b) Net Sales shall have the meaning set out in the Collaboration and License Agreement.

(c)
LICENSEE shall pay to PFIZER the applicable Royalties set out in sub-sections (a) and (b) above (collectively “Royalties”) within thirty (30) days following the expiration of each Calendar Quarter after the date of the First Commercial Sale. Royalties will be payable on a country by country basis commencing as of the First Commercial Sale of a Product in each country until expiration of the Royalty Term for such Product in each country.

(d)
If LICENSEE (a) reasonably determines in good faith that, in order to avoid infringement of any patent not licensed hereunder, it is reasonably necessary to obtain a license from a Third Party in order to sell or offer for sale a Product in a country in the Territory and to pay a royalty under such license (including in connection with the settlement of a patent infringement claim), or (b) shall be subject to a final court or other binding order or ruling requiring any payments, including the payment of a royalty to a Third Party patent holder in respect of sales of any Product in a country in the Territory, then*** of such third party royalties shall be deductible from the amount of LICENSEE’s royalty payments under Section 5.1.3 (a) with respect to Net Sales for such Product in such country, provided, however, that in no event will a deduction, or deductions, under this Section 5.1(d), in the aggregate, reduce any royalty payment made by LICENSEE under Section 5.1.3(a) in respect of Net Sales of such Product by more than ***.

(e)
All payments shall be accompanied by a report that includes reasonably detailed information regarding a total monthly sales calculation of gross sales of Products on a country by country basis and Net Sales of Product (including all Deductions) and all Royalties payable to PFIZER for the applicable Calendar Quarter (including any foreign exchange rates employed).

5.1.4. Other Payments. LICENSEE shall pay to PFIZER any other amounts due under this Agreement within thirty (30) days following receipt of invoice.

5.1.5. Late Payments. Any late payments shall bear interest, to the extent permitted by law, at five percent (5%) above the Prime Rate of interest as reported in the Wall Street Journal on the date payment is due.

5.2.	Payment Method.

5.2.1. With respect to Net Sales invoiced in U.S. dollars, the Net Sales and the amounts due for Royalties hereunder will be expressed in U.S. dollars. With respect to Net Sales invoiced in a currency other than U.S. dollars, payments will be calculated based on currency exchange rates for the Calendar Quarter for which remittance is made for Royalties. Conversion of Net Sales recorded in local currencies to U.S. dollars will be performed in a manner consistent with PFIZER’s normal practices used to prepare its audited financial statements for external reporting purposes, provided that such practices use a widely accepted source of published exchange rates. For purposes of calculating the Net Sales thresholds set forth in Sections 5.1.2 and 5.1.3(b), the aggregate Net Sales with respect to each Calendar Quarter within a Calendar Year will be calculated based on the currency exchange rates for the Calendar Quarter in which such Net Sales occurred, in a manner consistent with the exchange rate procedures set forth in the immediately preceding sentence.

5.2.2. All payments from LICENSEE to PFIZER shall be made by wire transfer in U.S. Dollars to the credit of such bank account as may be designated by PFIZER in writing to LICENSEE. Any payment which falls due on a date which is not a Business Day may be made on the next succeeding Business Day.

5.3.	Taxes.

5.3.1. It is understood and agreed between the Parties that any amounts payable by LICENSEE to PFIZER hereunder are exclusive of any and all applicable sales, use, VAT, GST, excise, property, and other taxes, levies, duties or fees (collectively, “Taxes”) which shall be added thereon as applicable. LICENSEE shall be responsible for billing and collection from its customers and remitting to the appropriate taxing authority any and all Taxes which it is required to collect or remit. Each Party shall be responsible for its own income and property taxes.

5.3.2. LICENSEE may withhold from payments due to PFIZER amounts for payment of any withholding tax that is required by law to be paid to any taxing authority with respect to such payments. LICENSEE will provide PFIZER all relevant documents and correspondence, and will also provide to PFIZER any other cooperation or assistance on a reasonable basis as may be necessary to enable PFIZER to claim exemption from such withholding taxes and to receive a refund of such withholding tax or claim a foreign tax credit. LICENSEE will give proper evidence from time to time as to the payment of any such tax. The Parties will cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force. Such cooperation may include LICENSEE making payments from a single source in the U.S., where possible. Apart from any such permitted withholding and those deductions expressly included in the definition of Net Sales, the amounts payable LICENSEE to PFIZER hereunder will not be reduced on account of any taxes, charges, duties or other levies. Notwithstanding the foregoing, if LICENSEE is required to make a payment to PFIZER subject to a deduction of withholding tax (a “LICENSEE Withholding Tax Action”) then, the sum payable by LICENSEE (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that PFIZER receives a sum equal to the sum which it would have received had no such LICENSEE Withholding Tax Action occurred, if (i) such withholding or deduction obligation arises as a direct result of any action by LICENSEE, including any assignment or sublicense, or any failure on the part of LICENSEE to comply with applicable tax laws or filing or record retention requirements, that has the effect of modifying the tax treatment of the Parties hereto, and (ii) such tax cannot be recovered by PFIZER or credited to PFIZER.

5.3.3. The Parties agree to cooperate and produce on a timely basis any tax forms or reports, including an IRS Form W-8BEN, reasonably requested by the other Party in connection with any payment made by LICENSEE to PFIZER under this Agreement.

6.	RECORDS; AUDIT RIGHTS
6.1.	Relevant Records.

6.1.1. Relevant Records. LICENSEE shall keep, and will cause each of its Affiliates or sublicensees, as applicable, to keep, accurate books and records of accounting for the purpose of calculating all Milestone Payments and Royalties

(collectively, “Fees”) (collectively, “Relevant Records”). For the three (3) years following the end of the Calendar Year to which each will pertain, such Relevant Records will be kept by LICENSEE or such Affiliate or sublicensee at each of their principal place of business.

6.1.2. Audit Request. At the request of PFIZER, LICENSEE shall, and, shall cause each of its Affiliates or sublicensees to, permit PFIZER and its representatives (including an independent auditor), at reasonable times and upon reasonable notice, to examine the Relevant Records. Such examinations may not (i) be conducted for any Calendar Year more than three (3) years after the end of such year, (ii) be conducted more than once in any twelve (12) month period or (iii) be repeated for any Calendar Year. Such audit shall be requested in writing at least seven (7) days in advance, and shall be conducted during LICENSEE’s normal business hours and otherwise in manner that minimizes any interference to LICENSEE’s business operations.

6.1.3. Audit Fees and Expenses. PFIZER shall bear any and all fees and expenses it may incur in connection with any such audit of the Relevant Records; provided, however, in the event an audit reveals an underpayment of LICENSEE of more than five percent (5%) as to the period subject to the audit, LICENSEE shall reimburse PFIZER for any reasonable and documented out-of-pocket costs and expenses of the audit within thirty (30) days after receiving invoices thereof.

6.1.4. Payment of Deficiency. Unless disputed as described below, if such audit concludes that additional payments were owed or that excess payments were made during such period, LICENSEE will pay the additional royalties or amounts or PFIZER will reimburse such excess payments, with interest from the date originally due as provided in Section 5.1.7, within sixty (60) days after the date on which a written report of such audit is delivered to the Parties. In the event of a dispute regarding such Relevant Records, the Parties will work in good faith to resolve the disagreement. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within thirty (30) days, such dispute will be resolved in accordance with Section 16.3.2. PFIZER shall treat all information subject to review under this Section 6.1 in accordance with the confidentiality provisions of Section 9 and the Parties will cause any auditor or arbitrator to enter into a reasonably acceptable confidentiality agreement with LICENSEE obligating such firm to retain all such financial information in confidence pursuant to such confidentiality agreement.

7.	INTELLECTUAL PROPERTY RIGHTS
7.1.
Pre-existing IP. Subject only to the rights expressly granted to the other Party under this Agreement, each Party shall retain all rights, title and interests in and to any Intellectual Property Rights that are owned, licensed or sublicensed by such Party prior to or independent of this Agreement.

7.2.	Developed IP. LICENSEE shall own all rights, title and interests in and to any Intellectual Property Rights that are both: (a) related to the Product, and (b)

conceived solely by LICENSEE, its Affiliates or sublicensees following the Effective Date (collectively, “Developed IP”).

7.3.	Patent Prosecution and Maintenance of Patent Rights

(a)
LICENSEE shall be responsible for filing, prosecuting (including in connection with any reexaminations, oppositions and the like) and maintaining the Patent Rights in the Territory. LICENSEE shall file, prosecute and maintain the Patent Rights using qualified outside patent counsel and foreign patent associates selected by LICENSEE; provided that LICENSEE identifies such counsel for PFIZER in advance and PFIZER consents to such counsel (such consent not to be unreasonably withheld or delayed). LICENSEE shall be responsible for all costs and expenses in connection with such filing, prosecution and maintenance; provided that if LICENSEE provides PFIZER with a written request to abandon, or not file a patent application included in, any of the Patent Rights at least sixty (60) days in advance of the relevant deadline: (a) LICENSEE shall no longer be responsible for such costs and expenses relating to filing, prosecuting and maintaining (as applicable) such Patent Right; (b) PFIZER may, or may allow a Third Party to, file, prosecute and maintain (in its sole discretion) such Patent Right; (c) upon PFIZER’s request, LICENSEE shall promptly provide all files related to filing, prosecuting and maintaining such Patent Right to counsel designated by PFIZER; and (d) the term “Patent Rights” automatically shall be modified to exclude such Patent Right as of the date LICENSEE provides such written request to PFIZER.

(b)
Upon the written request of PFIZER, LICENSEE shall provide PFIZER with (1) material correspondence with the relevant patent offices pertaining to LICENSEE’s prosecution of the Patent Rights and (2) a report detailing the status of all Patent Rights. Upon the written request of PFIZER, LICENSEE shall provide PFIZER a reasonable opportunity to review and comment on proposed material submissions to any patent office with respect to the Patent Rights prior to submission and LICENSEE shall reasonably consider any comments provided by PFIZER.

8.	ACTUAL OR THREATENED INFRINGEMENT, DISCLOSURE OR MISAPPROPRIATION.

(a)
Notification. Each Party shall promptly notify the other Party in writing of its becoming aware of (a) any actual or threatened infringement, misappropriation or other violation or challenge to the validity, scope or enforceability by a Third Party of any Licensed Technology (“Third Party Infringement”) or (b) initiation by a Third Party of an opposition proceeding against any Patent Rights, or initiation by LICENSEE of an opposition against a Third Party or any allegation by a Third Party that Intellectual Property owned by it is infringed, misappropriated or violated by the Development, Commercialization and/or Use of any Product (“Defense Action”).

(b)
LICENSEE shall have the first right (but not the obligation), at its own expense, to control enforcement of the Licensed Technology against any Third Party Infringement. Prior to commencing involvement in any such suit, action or proceeding, LICENSEE shall consult with PFIZER and shall consider PFIZER’s recommendations regarding the proposed suit, action or proceeding, except to the extent delay would result in the loss of rights by LICENSEE or PFIZER. LICENSEE shall give PFIZER timely notice of any proposed settlement of any such suit, action or proceeding that LICENSEE controls and LICENSEE shall not settle, stipulate to any facts or make any admission with respect to any Third Party Infringement without PFIZER’s prior written consent (not to be unreasonably withheld or delayed) if such settlement, stipulation or admission would: (a) adversely affect the validity, enforceability or scope, or admit non-infringement, of any of the Licensed Technology; (b) give rise to liability of PFIZER or its Affiliates; (c) grant to a Third Party a license or covenant not to sue under, or with respect to, any Intellectual Property Controlled by PFIZER (including the Licensed Technology); or (d) otherwise impair PFIZER’s, any of its Affiliates’ rights in any Licensed Technology or PFIZER’s or any of its Affiliates’ rights in this Agreement.

(c)
PFIZER shall have the right (but not the obligation) to control, enforcement of the Licensed Technology against any Third Party Infringement if LICENSEE provides PFIZER with written notice that it is not exercising its right to control such enforcement or if such Third Party does not desist such Third Party Infringement or LICENSEE fails to initiate, or file the relevant response to (as applicable), a suit, action or proceeding with respect to such Third Party Infringement upon the earlier of: (a) expiration of the ninety (90) day period following first receipt by either Party of notice from the other Party of such Third Party Infringement or (b) fifteen (15) prior to the deadline for filing, or filing the applicable response to (as applicable), such suit, action or proceeding (including suits, actions or proceedings based on a Third Party’s filing of a Paragraph IV Certification under 21 CFR §314.94(a)(12)(i)(A)(4)).

(d)
Notwithstanding anything to the contrary herein, the Party that is not controlling the suit, action or proceeding pertaining to enforcement of the Licensed Technology against Third Party Infringement as described in this Section 8 may, at its sole discretion and expense (subject to Section 8(f)), join as a party to such suit, action or proceeding; provided that such Party shall join as a party to such suit, action or proceeding upon the reasonable request and expense of the Party controlling such action if necessary for standing purposes. The Party that is not controlling such a suit, action or proceeding shall have the right to be represented by counsel (which shall act in an advisory capacity only, except for matters solely directed to such Party) of its own choice and at its own expense (subject to Section 8(f)) in any such suit, action or proceeding.

(e)
Any and all recoveries resulting from a suit, action or proceeding relating to a claim of Third Party Infringement shall first be applied to reimburse each Party’s costs and expenses in connection with such suit, action or proceeding, with any remaining recoveries retained by the Party that controlled such suit, action or proceeding pursuant to this Section 8(e) (the “Remaining Recoveries”). Notwithstanding the foregoing, LICENSEE shall pay PFIZER a Royalty in accordance with Section 5.1.3 on the Remaining Recoveries retained or received by LICENSEE as if such Remaining Recoveries retained or received by LICENSEE were Net Sales in the Calendar Year in which the recoveries were retained or received.

(f)
Upon LICENSEE’s request, PFIZER shall reasonably cooperate with LICENSEE, to the extent necessary to defend LICENSEE or any sublicensee of LICENSEE in a Defense Action related to LICENSEE’s or its sublicensee’s Use of the Compound (as such Compound exists as of the Effective Date) or the Know-How (in accordance with Section 2). LICENSEE shall have all authority with respect to any Defense Action, including the right to exclusive control of the defense of any such suit, action or proceeding and the exclusive right to compromise, litigate, settle or otherwise dispose of any such suit, action, or proceeding; provided that LICENSEE shall keep PFIZER timely informed of the proceedings and filings, and provide PFIZER with copies of all material communications, pertaining to each Defense Action and LICENSEE shall not settle, stipulate to any facts or make any admission with respect to any Defense Action without PFIZER’s prior written consent (not to be unreasonably withheld or delayed) if such settlement, stipulation or admission would (a) adversely affect the validity, enforceability or scope, or admit infringement, of any of the Licensed Technology; (b) give rise to liability of PFIZER or its Affiliates; (c) grant to a Third Party a license or covenant not to sue under, or with respect to, any Intellectual Property Controlled by PFIZER (including the Licensed Technology); or (d) otherwise impair PFIZER’ or any of its Affiliates’ rights in any Licensed Technology or PFIZER’s or any of its Affiliates’ rights in this Agreement.

9.	CONFIDENTIALITY
9.1.
Definition. “Confidential Information” means the terms and provisions of this Agreement and other proprietary information and data of a financial, commercial or technical nature that the disclosing Party or any of its Affiliates has supplied or otherwise made available to the other Party or its Affiliates, which are: (a) disclosed in writing or (b) if disclosed orally, summarized in writing and provided to the receiving Party after disclosure. All Know-How shall be considered PFIZER’s Confidential Information

9.2.
Obligations. The receiving Party shall protect all Confidential Information against unauthorized disclosure to Third Parties with the same degree of care as the receiving Party uses for its own similar information, but in no event less than a reasonable degree of care. The receiving Party may disclose the Confidential

Information to its Affiliates, and their respective directors, officers, employees, subcontractors, sublicensees, consultants, attorneys, accountants, banks and investors (collectively, “Recipients”) who have a need-to-know such information for purposes related to this Agreement, provided that the receiving Party shall hold such Recipients to written obligations of confidentiality with terms and conditions at least as restrictive as those set forth in this Agreement.

9.3.	Exceptions.

9.3.1. The obligations under this Section 9 shall not apply to any information to the extent the receiving Party can demonstrate by competent evidence that such information:
(a)
is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement by the receiving Party or any Recipients to whom it disclosed such information;

(b)	was known to, or was otherwise in the possession of, the receiving Party prior to the time of disclosure by the disclosing Party;

(c)	is disclosed to the receiving Party on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party; or

(d)	is independently developed by or on behalf of the receiving Party or any of its Affiliates, as evidenced by its written records, without use or access to the Confidential Information.

9.3.2. The restrictions set forth in this Section 9 shall not apply to any Confidential Information that the receiving Party is required to disclose under Applicable Laws or a court order or other governmental order or to enforce any Patent Rights under Section 8, provided that the receiving Party: (a) provides the disclosing Party with prompt notice of such disclosure requirement if legally permitted, (b) affords the disclosing Party an opportunity to oppose or limit, or secure confidential treatment for such required disclosure and (c) if the disclosing Party is unsuccessful in its efforts pursuant to subsection (b), discloses only that portion of the Confidential Information that the receiving Party is legally required to disclose as advised by the receiving Party’s legal counsel.

9.3.3. In the event that PFIZER wishes to assign, pledge or otherwise transfer its rights to receive some or all of the Milestone Payments and Royalties payable hereunder, PFIZER may disclose to a Third Party Confidential Information of LICENSEE in connection with any such proposed assignment, provided that PFIZER shall hold such Third Parties to written obligations of confidentiality with terms and conditions at least as restrictive as those set forth in this Agreement.

9.3.4. In the event that LICENSEE wishes to enter into a sublicense in accordance with Section 2, LICENSEE may disclose to a Third Party Confidential

Information of PFIZER in connection with any such proposed sublicense, provided that LICENSEE shall hold such Third Parties to written obligations of confidentiality with terms and conditions at least as restrictive as those set forth in this Agreement.

9.4.
Right to Injunctive Relief. Each Party agrees that breaches of this Section 9 may cause irreparable harm to the other Party and shall entitle such other Party, in addition to any other remedies available to it (subject to the terms of this Agreement), the right to seek injunctive relief enjoining such action.

9.5.
Ongoing Obligation for Confidentiality. Upon expiration or termination of this Agreement, the receiving Party shall, and shall cause its Recipients to, destroy, delete or return (as requested by the disclosing Party) any Confidential Information of the disclosing Party, except for one copy which may be retained in its confidential files for archive purposes.

10.	REPRESENTATIONS, WARRANTIES AND COVENANTS
10.1.	Representations and Warranties by Each Party. Each Party represents and warrants to the other Party as of the Effective Date that:
(a)	it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation;

(b)
it has full corporate power and authority to execute, deliver, and perform under this Agreement, and has taken all corporate action required by Applicable Law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c)	this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms;

(d)	all consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by such Party in connection with this Agreement have been obtained; and

(e)
the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not and shall not: (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party that would impair the performance of its obligations hereunder; or (iii) violate any Applicable Law.

10.2.	Representations and Warranties by PFIZER.

10.2.1. PFIZER represents and warrants to LICENSEE as of the Effective Date that:

(a)
PFIZER Controls the Patent Rights and the Know-How, and is entitled to grant the licenses specified herein; PFIZER has not caused any Patent Rights to be subject to any liens or encumbrances and PFIZER has not granted to any Third Party any rights or licenses under any of the Patent Rights or Know-How that would conflict with the licenses granted to Licensee hereunder; and PFIZER does not hold Control any patents that dominate the Patent Rights;

(b)
PFIZER is not subject to any royalty or similar payment obligation to any Third Party with respect to the grant of rights to PFIZER to practice the Licensed Technology, except as set forth in the Collaboration and License Agreement (a true copy of which, including all amendments, has been provided to LICENSEE). The Collaboration and License Agreement remains in full force and effect and, to PFIZER’s Knowledge, Cancer Research Technology Limited is not in material breach under the Collaboration and License Agreement. PFIZER has paid all amounts due and payable under the Collaboration and License Agreement to the extent accrued on or before the Effective Date and is not in material breach of the Collaboration and License Agreement;

(c)	to its Knowledge, the Patent Rights have been procured from the respective Patent offices in accordance with Applicable Law;

(d)
to its Knowledge, PFIZER has not received any communication from a Third Party alleging that the Use of the Product in the Field within the Territory infringes, misappropriates or otherwise violates the Intellectual Property Rights of a Third Party;

(e)
to its Knowledge, there is no claim pending or threatened by PFIZER alleging that a Third Party is or was infringing, misappropriating or otherwise violating the Licensed Technology in the Field within the Territory; and

(f)
PFIZER has not, up through and including the Effective Date, Knowingly withheld any material information, including reports of Adverse Event Experiences and warning letters from Regulatory Authorities, in PFIZER’s possession from LICENSEE in connection with its due diligence relating to the Compound, Products, this Agreement and the underlying transaction. To PFIZER’s Knowledge, the clinical data related to Compound or Product that PFIZER has provided to LICENSEE prior to the Effective Date was, when access was provided to LICENSEE, up-to-date and accurate in all material respects and PFIZER has provided LICENSEE with any material updates to such clinical data that have occurred since the time such access was provided to LICENSEE.

10.2.2. As used in Section 10.2.1, “Knowledge” means first hand and actual knowledge of the officers of PFIZER and is not meant to require or imply that any particular inquiry or investigation has been undertaken including, without limitation, obtaining any type of search (independent of that performed by the actual governmental authority during the normal course of patent prosecution, as applicable, in a jurisdiction) or opinion of counsel.

10.3.	Covenants and Representations and Warranties by LICENSEE. LICENSEE represents warrants and covenants to PFIZER as of the Effective Date that:
(a)	it shall, and shall ensure all Third Parties that it engages, comply with all Applicable Law with respect to the performance of its obligations hereunder.

(b)
Without limiting the generality of Section 10.3(a), LICENSEE shall comply with the U.S. Foreign Corrupt Practices Act of 1977 (as modified or amended). LICENSEE represents warrants and covenants that it has not and will not directly or indirectly offer or pay, or authorize such offer or payment of, any money, or transfer anything of value, to improperly seek to influence any Government Official. If LICENSEE is itself a Government Official, LICENSEE represents warrants and covenants that it has not accepted, and will not accept in the future, such a payment or transfer. As used herein, “Governmental Official” means: (a) any elected or appointed government official (e.g., a member of a ministry of health), (b) any employee or person acting for or on behalf of a government official, agency, or enterprise performing a governmental function, (c) any political party officer, employee, or person acting for or on behalf of a political party or candidate for public office, (d) an employee or person acting for or on behalf of a public international organization, or (e) any person otherwise categorized as a government official under local law. “Government” is meant to include all levels and subdivisions of non-U.S. governments (i.e., local, regional, or national and administrative, legislative, or executive).

10.4.
No Other Warranties. EXCEPT AS EXPRESSLY STATED IN THIS SECTION 10, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO WARRANTIES OF TITLE, NON-INFRINGEMENT, VALIDITY, ENFORCEABILITY, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. ANY INFORMATION PROVIDED BY PFIZER OR ITS AFFILIATES IS MADE AVAILABLE ON AN “AS IS” BASIS WITHOUT WARRANTY WITH RESPECT TO COMPLETENESS, COMPLIANCE WITH REGULATORY STANDARDS OR REGULATIONS OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER KIND OF WARRANTY WHETHER EXPRESS OR IMPLIED.

11.	INDEMNIFICATION
11.1.
Indemnification by LICENSEE. LICENSEE agrees to indemnify, hold harmless and defend PFIZER and its Affiliates, and their respective officers, directors, employees, contractors, agents and assigns (collectively, “PFIZER Indemnitees”), from and against any Claims arising or resulting from: (a) the Development of a Product by LICENSEE, its Affiliates, subcontractors or sublicensees, (b) the

Commercialization of a Product by LICENSEE, its Affiliates, subcontractors or sublicensees, (c) the negligence, recklessness or wrongful intentional acts or omissions of LICENSEE, its Affiliates, subcontractors or sublicensees, (d) breach by LICENSEE of any representation, warranty or covenant as set forth in this Agreement or (e) breach by LICENSEE of the scope of the license set forth in Section 2.1. As used herein, “Claims” means collectively, any and all Third Party demands, claims, actions and proceedings (whether criminal or civil, in contract, tort or otherwise) for losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees).

11.2.
Indemnification Procedure. In connection with any Claim for which PFIZER seeks indemnification from LICENSEE pursuant to this Agreement, PFIZER shall: (a) give LICENSEE prompt written notice of the Claim; provided, however, that failure to provide such notice shall not relieve LICENSEE from its liability or obligation hereunder, except to the extent of any material prejudice as a direct result of such failure; (b) cooperate with LICENSEE, at LICENSEE’s expense, in connection with the defense and settlement of the Claim; and (c) permit LICENSEE to control the defense and settlement of the Claim; provided, however, that LICENSEE may not settle the Claim without PFIZER’s prior written consent, which shall not be unreasonably withheld or delayed, in the event such settlement materially adversely impacts PFIZER’s rights or obligations. Further, PFIZER shall have the right to participate (but not control) and be represented in any suit or action by advisory counsel of its selection and at its own expense.

12.	LIMITATION OF LIABILITY
12.1.
Consequential Damages Waiver. EXCEPT FOR A BREACH OF SECTION 9 OR OBLIGATIONS ARISING UNDER SECTION 11, NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT OR CONSEQUENTIAL, DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST REVENUES REGARDLESS OF WHETHER IT HAS BEEN INFORMED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OR THE TYPE OF CLAIM, CONTRACT OR TORT (INCLUDING NEGLIGENCE).

12.2.
Liability Cap. EXCEPT FOR PFIZER’S BREACH OF SECTION 9, IN NO EVENT SHALL PFIZER’S LIABILITY FOR DAMAGES IN CONNECTION WITH THIS AGREEMENT EXCEED THE CAP, REGARDLESS OF WHETHER PFIZER HAS BEEN INFORMED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OR THE TYPE OF CLAIM, CONTRACT OR TORT (INCLUDING NEGLIGENCE). “Cap” means *** Dollars ($***).

13.	TERM; TERMINATION
13.1.
Term. The term of this Agreement shall commence as of the Effective Date and shall expire upon the last-to-expire Patent Right in every country within the Territory or ten (10) years from the First Commercial Sale of the last Product to be introduced in any country within the Territory, whichever is later.

13.2.
Termination for Cause. Each Party shall have the right, without prejudice to any other remedies available to it at law or in equity, to terminate this Agreement in the event the other Party breaches any of its material obligations hereunder and fails to cure such breach within sixty (60) days of receiving notice thereof; provided, however, if such breach is capable of being cured, but cannot be cured within such sixty (60) day period, and the breaching Party initiates actions to cure such breach within such period and thereafter diligently pursues such actions, the breaching Party shall have such additional period as is reasonable to cure such breach, but in no event will such additional period exceed sixty (60) days. Any termination by a Party under this Section 13.2 shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from the other Party. For the avoidance of doubt, LICENSEE’s failure to use Commercially Reasonable Efforts to Develop and Commercialize the Product shall constitute a material breach by LICENSEE under this Agreement.

13.3.
Termination by LICENSEE. LICENSEE will have the right to terminate this Agreement in full ninety (90) days after delivery of written notice to PFIZER if the Board of Directors of LICENSEE concludes due to scientific, technical, regulatory or commercial reasons, including (i) safety or efficacy concerns, including adverse events of the Product, (ii) concerns relating to the present or future marketability or profitability of the Product, (iii) reasons related to Patent coverage or (iv) existing and anticipated competition, renders the Development of the Product or the Commercialization of the Product no longer commercially practicable for LICENSEE. Notwithstanding the foregoing, LICENSEE shall not have the right to terminate the Agreement under this Section 13.3 prior to the completion of the trial activities specified in Section 4.1.2 other than for reasons of safety or efficacy as specified in the protocols for such trial activities.

13.4.
Termination for a Bankruptcy Event. Each Party shall have the right to terminate this Agreement in the event of a Bankruptcy Event with respect to the other Party. “Bankruptcy Event” means the occurrence of any of the following: (a) the institution of any bankruptcy, receivership, insolvency, reorganization or other similar proceedings by or against a Party under any bankruptcy, insolvency, or other similar law now or hereinafter in effect, including any section or chapter of the United States Bankruptcy Code, as amended or under any similar laws or statutes of the United States or any state thereof (the “Bankruptcy Code”), where in the case of involuntary proceedings such proceedings have not been dismissed or discharged within ninety (90) days after they are instituted, (b) the insolvency or making of an assignment for the benefit of creditors or the admittance by a Party of any involuntary debts as they mature, (c) the institution of any reorganization, arrangement or other readjustment of debt plan of a Party not involving the Bankruptcy Code, (d) appointment of a receiver for all or substantially all of a Party’s assets, or (e) any corporate action taken by the board of directors of a Party in furtherance of any of the foregoing actions.

13.5.	Effect of Termination or Expiration.

13.5.1. Upon termination or expiration of this Agreement, LICENSEE shall pay to PFIZER all amounts due to PFIZER as of the effective date of termination or expiration within thirty (30) days following the effective date of termination or expiration.

13.5.2. Upon expiration of this Agreement, PFIZER hereby grants to LICENSEE a royalty-free right and license to use the Know-How for the purpose of the Development and Commercialization of the Product in the Field within the Territory.

13.5.3. Subject to Section 13.5.5(d), upon termination of this Agreement, LICENSEE shall have the right to sell its remaining inventory of Product following the termination of this Agreement so long as LICENSEE has fully paid, and continues to fully pay when due, any and all Royalties and Milestone Payments owed to PFIZER, and LICENSEE otherwise is not in material breach of this Agreement.

13.5.4. A termination of this Agreement, other than a termination under Section 13.3, will not automatically terminate any sublicense granted by LICENSEE pursuant to Section 2.2 with respect to a non-Affiliated sublicensee, provided that (i) such sublicensee is not then in breach of any provision of this Agreement or the applicable sublicense agreement, (ii) PFIZER will have the right to step into the role of LICENSEE as sublicensor, with all the rights that LICENSEE had under such sublicense prior to termination of this Agreement (including the right to receive any payments to LICENSEE by such Sublicensee that accrue from and after the date of the termination of this Agreement) and (iii) PFIZER will only have those obligations to such Sublicensee as PFIZER had to LICENSEE hereunder. LICENSEE shall include in any sublicense agreement a provision in which said sublicensee acknowledges its obligations to PFIZER hereunder and the rights of PFIZER to terminate this Agreement with respect to any sublicensee for material breaches of this Agreement by such sublicensee. The failure of LICENSEE to include in a sublicense agreement the provision referenced in the immediately preceding sentence will render the affected sublicense void ab initio.

13.5.5. With the exception of termination of this Agreement by LICENSEE pursuant to Section 13.2, upon termination of this Agreement:
(a)
LICENSEE hereby grants to PFIZER a non-exclusive, fully paid-up, royalty-free, worldwide, transferable, perpetual and irrevocable license, with the right to sublicense, to Use any and all Developed IP for Use of the Product.

(b)
To the extent permitted by applicable Regulatory Authorities, LICENSEE shall: (i) transfer to PFIZER all Regulatory Filings and Regulatory Approvals held by LICENSEE with respect to the Product, and (ii) to the extent subsection (i) is not permitted by the applicable Regulatory Authority, permit PFIZER to cross-reference and rely upon any Regulatory Approvals and Regulatory Filings filed by LICENSEE with respect to the Product.

(c)
LICENSEE, if requested in writing by PFIZER, shall provide any and all (i) material correspondence with the relevant patent offices pertaining to the LICENSEE’s prosecution of the Patent Rights to the extent not previously provided to PFIZER during the course of the Agreement and (ii) a report detailing the status of all Patent Rights at the time of termination or expiration.

(d)
Effective as of the date of termination, LICENSEE hereby grants to PFIZER a fully paid-up, royalty-free, worldwide, transferable, sublicensable, perpetual and irrevocable license to use the Trademarks identifying a Product for the purpose of manufacturing, marketing, distributing and selling the Product. As used herein, “Trademarks” means all registered and unregistered trademarks, service marks, trade dress, trade names, logos, insignias, domain names, symbols, designs, and combinations thereof.

(e)
LICENSEE will responsibly wind-down, in accordance with accepted pharmaceutical industry norms and ethical practices, any on-going clinical studies for which it has responsibility hereunder in which patient dosing has commenced or, if reasonably practicable and requested by PFIZER, allow PFIZER or its CRO to complete such trials (and then assign all related Regulatory Documentation and investigator and other agreements relating to such studies). LICENSEE shall be responsible for any Development costs associated with such wind-down. PFIZER shall pay all Development Costs incurred by either Party to complete such studies should PFIZER request that such studies be completed. During any such winding down of ongoing trials, LICENSEE shall provide such knowledge transfer and other training to PFIZER or its Affiliates or a Third Party that is designated in writing by PFIZER (“Designated Affiliate/Third Party”) as reasonably necessary for PFIZER or the Designated Affiliate/Third Party to continue such trial. In connection with such transfer, LICENSEE shall, at PFIZER’s option: (i) transfer to PFIZER or the Designated Affiliate/Third Party all Product at the cost paid by LICENSEE to manufacture such Product, (ii) transfer to PFIZER or the Designated Affiliate/Third Party all LICENSEE Inventory owned by LICENSEE at the cost paid by LICENSEE for such LICENSEE Inventory, and (iii) assign to PFIZER or the Designated Affiliate/Third Party any agreements with Third Parties with respect to the Development or Commercialization of the Product. As used herein, “LICENSEE Inventory” means all components and works in process produced or held by LICENSEE with respect to the manufacture of Products.

13.6.
Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing hereunder prior to such expiration or termination. Without limiting the foregoing, the provisions of Sections 6, 7.1, 9, 11, 12, 13.5, 15, 16, 17.3 and 17.8 shall survive expiration or termination of this Agreement.

14.	PUBLICITY AND PUBLICATIONS
14.1.	Publicity and Publications.

14.1.1. Subject to PFIZER’s rights pursuant to Section 13.5.5(d), neither Party (nor any of its Affiliates or agents) shall use the Trademarks of the other Party or its Affiliates in any press release, publication or other form of promotional disclosure without the prior written consent of the other Party in each instance.

14.1.2. Each Party agrees not to issue any press release or other public statement, whether written, electronic, oral or otherwise, disclosing the existence of this Agreement, the terms hereof or any information relating to this Agreement without the prior written consent of the other Party, provided however, that neither Party will be prevented from complying with any duty of disclosure it may have pursuant to Applicable Law or the rules of any recognized stock exchange so long as the disclosing Party provides the other Party at least ten (10) Business Days prior written notice to the extent practicable and only discloses information to the extent required by Applicable Law or the rules of any recognized stock exchange.

14.1.3. LICENSEE acknowledges that PFIZER personnel may desire to publish in scientific journals or present at scientific conferences scientific, pre-clinical or clinical data derived from research and development related to the Compound that was conducted by PFIZER prior to the Effective Date. Both Parties understand that a reasonable commercial strategy may require delay of publication of information, filing of patent applications, or, in some instances, disapproval of publication altogether. Accordingly, no such publication will be submitted and no such presentation shall be made without the prior written consent of LICENSEE, in its sole discretion. Any such publication or presentation shall be submitted in writing to LICENSEE for review by LICENSEE’s management. After receipt of the proposed publication by LICENSEE’s management’s, such written approval or disapproval will be provided within thirty (30) days

14.1.4. To the extent inventions are disclosed (or proposed to be disclosed) that relate to the Compound in such publications, as to which PFIZER has not, prior to the Effective Date, yet made patent filings, any patent applications filed following the Effective Date at the discretion of either LICENSEE or PFIZER in respect of such inventions, and any patents that issue therefrom shall be deemed to be Patent Rights for all purposes of this Agreement.

15.	LICENSEE INSURANCE
15.1.
Insurance Requirements. LICENSEE shall maintain during the term of this Agreement and until the later of: (a) three (3) years after termination or expiration of this Agreement, or (b) the date that all statutes of limitation covering claims or suits that may be instituted for personal injury based on the sale or use of the Product have expired, commercial general liability insurance from a minimum “A-” AM Bests rated insurance company or insurer reasonably acceptable to PFIZER, including contractual liability and product liability or clinical trials, if applicable, with coverage limits of not less than *** (***) million US dollars per occurrence and *** (***) million US dollars in the aggregate. LICENSEE has the right to provide the total limits required by any combination of primary and umbrella/excess coverage. The minimum level of insurance set forth herein shall not be construed to create a limit on LICENSEE’s liability hereunder. Such policies shall name PFIZER and its Affiliates as additional insured and provide a waiver of subrogation in favor of PFIZER and its Affiliates. Such insurance policies shall be primary and non-contributing with respect to any other similar insurance policies available to PFIZER or its Affiliates. Any deductibles for such insurance shall be assumed by LICENSEE.

15.2.
Policy Notification. LICENSEE shall provide PFIZER with original certificates of insurance (which may be done through the submission of an electronic copy of such certificate) evidencing such insurance: (a) promptly following execution by both Parties of this Agreement, and (b) prior to expiration of any one coverage. PFIZER shall be given at least thirty (30) days written notice prior to cancellation, termination or any change to restrict the coverage or reduce the limits afforded.

16.	DISPUTE RESOLUTION
16.1.
General. Except for disputes for which injunctive or other equitable relief is sought to prevent the unauthorized use or disclosure of proprietary materials or information or prevent the infringement or misappropriation of a Party’s Intellectual Property Rights, the following procedures shall be used to resolve all disputes arising out of or in connection with this Agreement.

16.2.
Dispute Escalation. Promptly after the written request of either Party, each of the Parties shall appoint a designated representative to meet in person or by telephone to attempt in good faith to resolve any dispute. If the designated representatives do not resolve the dispute within fifteen (15) Business Days of such request, then an executive officer of each Party shall meet in person or by telephone to review and attempt to resolve the dispute in good faith. The executive officers shall have twenty (20) Business Days to attempt to resolve the dispute.

16.3.	Arbitration.

16.3.1. Full Arbitration. Unless Section 16.3.2 is applicable, in the event the Parties are not able to resolve such dispute through the dispute escalation procedure described above, either Party may at any time after such 20 Business Day period submit such dispute to be finally settled by arbitration administered in accordance with the rules of Judicial Administration and Arbitration Services (“JAMS”) in effect at the time of submission, as modified by this Section 16. The arbitration will be heard and determined by three (3) arbitrators who are retired judges or attorneys with at least ten (10) years of experience with intellectual property license agreements in the pharmaceutical or biotechnology industry, each of whom will be a neutral as to both Parties. Each Party will appoint one arbitrator and the third arbitrator will be selected by the two Party-appointed arbitrators, or, failing agreement within thirty (30) days following the date of receipt by the respondent of the claim, by JAMS. Such arbitration will take place in New York, NY. The arbitration award so given will be a final and binding determination of the dispute, will be fully enforceable in any court of competent jurisdiction, and will not include any damages expressly prohibited by Section 12. Fees, costs and expenses of arbitration are to be divided by the Parties in the following manner: LICENSEE will pay for the arbitrator it chooses, PFIZER will pay for the arbitrator it chooses, and the Parties will share payment for the third arbitrator. Except in a proceeding to enforce the results of the arbitration or as otherwise required by law, neither Party nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written agreement of both Parties.

16.3.2. Accelerated Arbitration. To the extent the arbitration matter involves a dispute that is submitted to arbitration by a Party under Section 6.1.4 or any dispute regarding the proper characterization of a dispute subject to resolution under this Section 16.3.2 as opposed to Section 16.3.1, the following procedures will also apply:

(a)
For purposes of arbitration under this Section 16.3.2, the arbitrator will be appointed pursuant to Section 16.3.1, but will be a single independent, conflict-free arbitrator with the requisite licensing and pharmaceutical industry experience (such arbitrator, the “Expert”). The Parties may select a different Expert for each dispute depending on the nature of the issues presented and desired expertise.

(b)
Each Party will prepare and submit a written summary of such Party’s position and any relevant evidence in support thereof to the Expert within thirty (30) days of the selection of the Expert. Upon receipt of such summaries from both Parties, the Expert will provide copies of the same to the other Party. The Expert will be authorized to solicit briefing or other submissions on particular questions. Within fifteen (15) days of the delivery of such summaries by the Expert, each Party will submit a written rebuttal of the other Party’s summary and may also amend and re-submit its original summary. Oral presentations will not be permitted unless otherwise requested by the Expert. The Expert will make a final decision with respect to the arbitration matter within thirty (30) days following receipt of the last of such rebuttal statements submitted by the Parties and will make a determination by selecting the resolution proposed by one of the Parties that as a whole is the most fair and reasonable to the Parties in light of the totality of the circumstances and will provide the Parties with a written statement setting forth the basis of the determination in connection therewith. For purposes of clarity, the Expert will only have the right to select a resolution proposed by one of the Parties in its entirety and without modification.

(c)
The Parties further agree that the decision of the Expert will be the sole, exclusive and binding remedy between them regarding determination of the arbitration matter so presented. Confirmation of, or judgment upon any award rendered pursuant to this Section 16.3.2 may be entered by any court of competent jurisdiction. The Expert will have no authority to award any type of damages excluded under Section 12.

16.3.3. Injunctive Relief. Notwithstanding the dispute resolution procedures set forth in this Section 16, in the event of an actual or threatened breach hereunder, the aggrieved Party may seek equitable relief (including restraining orders, specific performance or other injunctive relief) in any court or other forum, without first submitting to any dispute resolution procedures hereunder.

16.3.4. Tolling. The Parties agree that all applicable statutes of limitation and time-based defenses (such as estoppel and laches) will be tolled while the dispute resolution procedures set forth in this Section 16 are pending, and the Parties will cooperate in taking all actions reasonably necessary to achieve such a result. In addition, during the pendency of any arbitration under this Agreement initiated before the end of any applicable cure period under Section 13.2, (i) this Agreement will remain in full force and effect, (ii) the provisions of this Agreement relating to termination for material breach will not be effective, (iii) the time periods for cure under Section 13 as to any termination notice given prior to the initiation of arbitration will be tolled, and (iv) neither Party will issue a notice of termination pursuant to such sections, until the arbitral tribunal has confirmed the existence of the facts claimed by a Party to be the basis for the asserted material breach.

17.	GENERAL PROVISIONS
17.1.	Assignment

17.1.1. Neither Party may assign its rights and obligations under this Agreement without the other Party’s prior written consent, except that: (a) PFIZER may assign to a Third Party its rights to receive some or all of the Fees payable hereunder, (b) each Party may assign its rights and obligations under this Agreement to one or more of its Affiliates without the consent of the other Party and (c) either Party may assign this Agreement in the event of a Change in Control. As used herein, “Change in Control” means the acquisition of a party by a Third Party or the sale of all or substantially all of its business to which this Agreement relates. The assigning Party shall provide the other Party with prompt written notice of any such assignment. Any permitted assignee pursuant to clauses (b) and (c) above shall assume all obligations of its assignor under this Agreement, and no permitted assignment shall relieve the assignor of liability for its obligations hereunder. Any attempted assignment in contravention of the foregoing shall be void. As used herein, “Fees” means collectively, any and all Milestone Payments and Royalties.

17.1.2. Prior to any proposed assignment by the LICENSEE of any of the Licensed Technology PFIZER shall have a right of first negotiation as more fully particularized in Section 2.6.

17.2.
Severability. Should one or more of the provisions of this Agreement become void or unenforceable as a matter of law, then such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, and the Parties agree to substitute a valid and enforceable provision therefor which, as nearly as possible, achieves the desired economic effect and mutual understanding of the Parties under this Agreement.

17.3.	Governing Law; Exclusive Jurisdiction.

17.3.1. This Agreement shall be governed by and construed under the laws in effect in the State of New York, US, without giving effect to any conflicts of laws provision thereof or of any other jurisdiction that would produce a contrary result, except that issues subject to the arbitration clause and any arbitration hereunder shall be governed by the applicable commercial arbitration rules and regulations.

17.3.2. The courts of New York shall have exclusive jurisdiction over any action for injunctive relief contemplated by Section 16.1 or for the enforcement of any arbitral award resulting from arbitrations brought in accordance with Section 16, and each of the Parties hereto irrevocably: (a) submits to such exclusive jurisdiction for such purpose; (b) waives any objection which it may have at any time to the laying of venue of any proceedings brought in such courts; (c) waives any claim that such proceedings have been brought in an inconvenient forum, and (d) further waives the right to object with respect to such proceedings that any such court does not have jurisdiction over such Party. Notwithstanding the foregoing, application may be made to any court of competent jurisdiction with respect to the enforcement of any judgment or award.

17.4.
Force Majeure. Except with respect to delays or nonperformance caused by the negligent or intentional act or omission of a Party, any delay or nonperformance by such Party (other than payment obligations under this Agreement) will not be considered a breach of this Agreement to the extent such delay or nonperformance is caused by acts of God, natural disasters, acts of the government or civil or military authority, fire, floods, epidemics, quarantine, energy crises, war or riots or other similar cause outside of the reasonable control of such Party (each, a “Force Majeure Event”), provided that the Party affected by such Force Majeure Event will promptly begin or resume performance as soon as reasonably practicable after the event has abated. If the Force Majeure Event prevents a Party from performing any of its obligations under this Agreement for one hundred eighty (180) days or more, then the other Party may terminate this Agreement immediately upon written notice to the non-performing Party.

17.5.
Waivers and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

17.6.
Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between PFIZER and LICENSEE, or to constitute one Party as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other Party.

17.7.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

17.8.
Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt), (b) sent by fax (with written confirmation of receipt), provided that a copy is sent by an internationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by written notice):

If to PFIZER:
PFIZER INC.
235 East 42nd Street
New York, NY 10017
Fax: 646-348-8157
Attention: General Counsel
If to LICENSEE:
CLOVIS ONCOLOGY, INC.
2525 28th Street, Suite 180
Boulder, CO 80301
Fax: (303) 245-0361
Attention: Chief Executive Officer
17.9.
Further Assurances. LICENSEE and PFIZER hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary or appropriate to carry out the intent and purposes of this Agreement.

17.10.
No Third Party Beneficiary Rights. This Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including, without limitation, any third party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

17.11.	Entire Agreement; Confidentiality Agreement.
(a)
This Agreement, together with its Schedules, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other prior communications between the Parties with respect to such subject matter, including, without limitation, that certain Confidentiality Agreement by and between the Parties, dated April 18, 2011 (“CDA”). The Parties acknowledge and agree that, as of the Effective Date, all Evaluation Material (as defined in the CDA) disclosed by PFIZER or its Affiliates pursuant to the CDA shall be considered PFIZER’s Confidential Information and subject to the terms set forth in this Agreement.

(b)	In the event of any conflict between a material provision of this Agreement and any Schedule hereto, the Agreement shall control.
17.12.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.13.
Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

17.14.
Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, any rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

17.15.
Construction. For purposes of this Agreement: (a) words in the singular shall be held to include the plural and vice versa as the context requires; (b) the words “including” and “include” shall mean “including, without limitation,” unless otherwise specified; (c) the terms “hereof,” “herein,” “herewith,” and “hereunder,” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (d) all references to “Section”, “Schedule” and “Exhibit,” unless otherwise specified, are intended to refer to a Section, Schedule or Exhibit of or to this Agreement.

[Signatures on next page]

          IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

PFIZER INC.	CLOVIS ONCOLOGY INC.

By: /s/ GARRY NICHOLSON	By:/s/ PATRICK J. MAHAFFY

Name: Garry Nicholson	Name: Patrick J. Mahaffy

Title: President, General Manager	Title: President and CEO

SCHEDULE A – PATENT RIGHTS
***

1

SCHEDULE B - TECHNICAL TRANSFER TRANSITION PLAN
THIS TECHNICAL TRANSFER PLAN (“PLAN”) IS ENTERED INTO AS OF THE EFFECTIVE DATE BY AND BETWEEN (I) LICENSEE AND (II) PFIZER ALL CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED SHALL HAVE THE MEANING SET OUT IN THE AGREEMENT.
The Parties agree as follows with respect to the Compound and Licensed Technology and Regulatory Filings:
1.	Transitional Services
1.1	Transition Plan/Hours Cap/Additional Consulting Services
1.1.1
Detailed Transition Plan. As soon as reasonably possible after the Effective Date, the Transition Coordinators will work together in good faith to agree upon a transition plan which will identify, among other elements, joint functional area kick-off meetings and regular meetings during the Initial Transition Period (as defined below), as appropriate, to ensure transfer of project knowledge, to establish communication plans with external collaborators and vendors such that LICENSEE will begin to be included in ongoing activities and communications as soon as possible following the Effective Date, and to prioritize the transfer of documents and records, all within the framework of the following Sections of this Schedule B. While the sections below set forth outside completion dates for various tasks, both Parties shall use good faith efforts to complete the various tasks earlier than such outside dates.

1.1.2
PFIZER shall make available to LICENSEE certain expertise for consultation with LICENSEE’s representatives via telephone or correspondence for the purpose of conducting the following activities related to the Transition Plan contemplated by this Schedule B: (a) conveying and transferring information, (b) answering inquiries and (c) conducting research for the purpose of responding to such inquiries (the activities pursuant to these activities shall be collectively referred to as the “Consulting Services”). LICENSEE shall reimburse PFIZER for any travel expenses incurred by PFIZER if PFIZER representatives travel to LICENSEE site(s) or other non-PFIZER locations, and time devoted to such travel and Consultation Services at such locations shall be either Consulting Services or Additional Consulting Services in accordance with Section 1.

1.1.3
PFIZER shall provide such Consulting Services upon reasonable notice from LICENSEE to PFIZER and during PFIZER’s normal business hours. Such Consulting Services shall be provided by PFIZER at no charge for the first three (3) months after the Effective Date (the “Initial Transition Period”) for all consultations. For the three (3) month period following the Initial Transition Period, PFIZER shall provide Consulting Services at no charge for up to *** hours (the “Hours Cap”). The calculation of the Hours Cap shall include the number of hours expended by PFIZER in answering inquiries from LICENSEE related to Transition Plan, but shall not include the hours of effort incurred by transferring to LICENSEE the Documentation of the Included Assets. All hours of Consultation beyond *** hours shall be considered “Additional Consulting Services”.

1.1.4
Any time devoted by PFIZER personnel on preparation or review of publications (either sole PFIZER, joint PFIZER with external collaborators or joint PFIZER and LICENSEE) of research results will not be considered as Consulting Services and will not count against the Hours Cap.

1.1.5	Fees for any Additional Consulting Services shall include:
1.1.5.1	Any out-of-pocket travel and hotel costs and expenses incurred by PFIZER representatives in performing the Consulting Services.
1.1.5.2	All hours of Consultation beyond *** hours shall be charged at a rate of $*** per hour.
1.2	Document, Information, and Material Transfer
1.2.1
Initial Request. No later than *** months after the Effective Date (unless otherwise specified herein or agreed to in writing by the Parties), PFIZER shall provide to LICENSEE all Licensed Technology to the extent it exists as of the Effective Date; provided that PFIZER has the right, but not the obligation to retain (a) copies of all such documents and records, (b) copies of Regulatory Filings and correspondence, and clinical trial data, and (c) any records reasonably required by PFIZER for the conduct of its activities under the terms of its previous obligations.

1.2.2
Records to be transferred: Notwithstanding the foregoing, the Parties agree as follows with respect to the Licensed Technology (“Included Assets”): (i) no later than *** Business Days after the Effective Date PFIZER shall provide electronic copies (in Microsoft Office format and/or in other non-proprietary format) of relevant documents, information, records, and data (“Documentation”), by a method reasonably acceptable to LICENSEE. To the extent such Documentation exists as of the Effective Date in an electronic format, including scanned versions of a hardcopy, PFIZER shall provide to LICENSEE only an electronic copy of such Documentation. For Documentation which does not exist in an electronic format as of the Effective Date, PFIZER shall provide to LICENSEE a physical copy of the Documentation. Notwithstanding the foregoing, in no event shall PFIZER be required to provide: (i) data or records that include technology or products other than those that relate to the Included Assets or (ii) laboratory notebooks, personal notes of PFIZER employees or any of PFIZER’s contractors or subcontractors, or internal intra-PFIZER correspondence; provided, however, PFIZER shall provide to LICENSEE summary information that pertains to the Included Assets to the extent such summary information: (x) exists as of the Effective Date; (y) is retained by or on behalf of PFIZER; and (z) is reasonably retrievable by PFIZER.

1.3	Transfer of Specimens; Inventory
1.3.1
GLP Studies: Within *** Business Days of the Effective Date, PFIZER shall identify and produce specimens/data records that were identified in final reports of GLP studies as having been archived at or by PFIZER. Such Items will be shipped within thirty (30) Business Days following PFIZER’s receipt of notice from LICENSEE to an archival facility of LICENSEE choice at

LICENSEE expense and direction. This facility must be identified within *** months of the Effective Date. LICENSEE shall bear all costs and expenses incurred by PFIZER after the Effective Date related to packaging and shipping the Items pursuant to this Section.

1.3.2
Items to be Transferred: For Items in the possession of a Third Party, LICENSEE shall coordinate with such Third Party to transfer the Items, including, without limitation, transfer of the GMP protocols, receiving documentation, insurance requirements and temperature monitors. For Items in the possession of PFIZER, PFIZER shall package and ship such Items within thirty (30) Business Days following PFIZER’s receipt of notice from LICENSEE. This shipping notification must take place within the first *** months after the Effective Date to allow sufficient time to accomplish the transfer before the *** month transition period completes. LICENSEE shall bear all costs and expenses incurred by PFIZER after the Effective Date related to packaging and shipping the Items pursuant to this Section.

1.4	Regulatory Applications
1.4.1
United States INDs. Within *** Business Days after written notification from LICENSEE that LICENSEE is able to assume all clinical, regulatory, and safety obligations, PFIZER shall execute all documents (in a form reasonably acceptable to LICENSEE) required to transfer the sponsorship of all United States INDs for the Compound to LICENSEE This transfer notification must take place within the first *** months after the Effective Date to allow for sufficient time to accomplish the full IND transfer before the *** month transition period completes.

1.4.2
Maintenance of IND. For the period beginning on the Effective Date and ending on the effective date of the transfer of the applicable IND (i.e., the date that the LICENSEE serves official confirmation of acceptance of Regulatory transfer of responsibility) PFIZER shall continue to maintain the relevant INDs for the Compound, at LICENSEE’s direction and expense.

1.4.3
Electronic Versions of Documents. Within *** Business Days after the Effective Date, PFIZER shall deliver electronic files of the sections of all open INDs for the Compound, and any subsequent updates thereto. For Regulatory filings other than INDs, PFIZER shall deliver electronic versions of these filings within *** Business Days of the Effective Date.

1.4.4
Other Regulatory Filings. Where appropriate, within thirty (30) Business Days after written notification from LICENSEE that LICENSEE is able to assume all clinical, regulatory, and safety obligations, PFIZER shall execute all documents (in a form reasonably acceptable to LICENSEE) required to transfer the sponsorship of all other Regulatory filings for the Compound to LICENSEE. This transfer notification must take place within the first *** months after the Effective Date to allow for sufficient time to accomplish the full IND transfer before the *** month transition period completes.

1.4.5
Trial Master Files. PFIZER shall forward Trial Master Files (TMF’s) or equivalent, for all completed clinical studies for the Compound (i.e, studies with signed-off final clinical study reports), to LICENSEE, as promptly as practicable but in no event no later than sixty (60) calendar days after receipt of such written request from LICENSEE. This transfer notification must take place within the first *** months after the Effective Date to allow for sufficient time to accomplish the full document transfer before the *** month transition period completes. This transfer is subject to the conditions in Section 1.1.3 above. For study A4991014, which is currently ongoing, the trial master file will remain at PFIZER until thirty (30) calendar days after operational control has been transitioned to LICENSEE.

1.4.6
Interaction with Regulatory Authorities. For the period beginning on the Effective Date and ending on the effective date of the transfer of the applicable Regulatory Filing, LICENSEE shall lead[1] all interactions with any Regulatory Authority relating to the Compound. Notwithstanding the foregoing, for the period beginning after the Effective Date and ending on the effective date of the transfer of the applicable Regulatory Filing in such country, if LICENSEE so reasonably requests, PFIZER will participate, by telephone, in certain interactions with Regulatory Authorities relating to the Compound, at LICENSEE’s direction and expense, provided that LICENSEE shall provide PFIZER written notice at least ten (10) Business Days prior to any such meetings.

1.4.7
Ongoing Responsibilities. In connection with the United States IND, an annual report is due in ***. The data cut-off for this report is ***. In order to allow for a smooth transitioning of responsibility regarding this report: (a) after the Effective Date, PFIZER shall continue to run the clinical safety tables for this report, at its cost; (b) LICENSEE shall take responsibility for drafting such annual report and submitting it to the FDA, and (c) PFIZER shall provide Consulting Services for input and review on such annual report as may be requested by LICENSEE according to the agreement on Consulting Services described in Section 1.1.3 of this Schedule B.

1.5	Miscellaneous Carry-Over Activities
1.5.1	***
1.5.2
CRUK Resupply. From its existing inventory of drug product, PFIZER shall complete its commitment to package and ship at its cost to Cancer Research UK (“CRUK”) the requested resupply of Product for the CRUK IIR Phase II trial.

1.5.3	***

1            Clovis cannot lead interactions with Regulatory Authorities until Pfizer submits the letter to change sponsorship and the Authorities acknowledge receipt. Therefore, Pfizer will need to lead the interactions until this occurs. Following that time, Clovis will lead.

1.6	Safety Reporting
1.6.1
Unless otherwise directed by LICENSEE, PFIZER shall submit PFIZER-generated CIOMS/serious adverse event reports for all Compounds, to the relevant Regulatory Authority for the period beginning on the Effective Date and ending on the effective date of the transfer of the applicable IND to LICENSEE.

1.7	Pharmaceutical Sciences/Manufacturing
1.7.1
Document Transfer and Management. PFIZER shall disclose all Licensed Technology, including, summary reports, formulation folders, data related to the pharmaceutical development of the Compounds, to LICENSEE no later than *** Business Days after the Effective Date.

1.7.2
Inventory Transfer and Management. PFIZER shall transfer all outstanding inventories of non-GMP and GMP API for the Compounds to LICENSEE within *** Business Days after the Effective Date, unless subject to a separate written supplies agreement. Such shipment will occur following PFIZER’s receipt of notice from LICENSEE to a storage facility of LICENSEE choice at LICENSEE expense and direction. LICENSEE shall bear all costs and expenses incurred by PFIZER after the Effective Date related to packaging and shipping the Items pursuant to this Section. After the Effective Date, except as permitted under a separate Supplies Agreement, or as required for the completion of this Transition Plan, PFIZER shall not provide any Compound(s), whether API or finished drug product, to any Third Party without the prior consent of LICENSEE. After the Effective Date, PFIZER shall not provide any documents, information or data relating to Compound to any Third Party without the prior consent of LICENSEE.

1.7.2.1	Finished drug product identified as in Schedule E shall be transferred to LICENSEE – within *** Business Days after the Effective Date.

1.7.2.2
For so long as PFIZER maintains ongoing stability testing and manufacture of API and finished drug product, it shall retain manufacturing reference standards. Thereafter, the Parties will cooperate to transfer portions of the remaining reference standards to such contract manufacturing organizations as LICENSEE shall have selected for its ongoing manufacturing needs.

1.7.2.3
On-going API and drug product clinical stability studies – currently stability set-up and testing is taking place in Sandwich. Within *** days of the Effective Date the LICENSEE will identify a contract laboratory wherein which these stability programs will be conducted. PFIZER will support the transition of these studies to this new contract laboratory, including transfer of all materials set-up on stability (at the cost of LICENSEE), reference standards, analytical methods and data to date within a subsequent *** day period.

1.7.2.4
Currently scheduled production is identified in Schedule E. It will be sold by PFIZER to LICENSEE in the quantities, at the price and with the delivery dates specified in Schedule E if requested by LICENSEE. All such sales will be effected under a purchase order and will otherwise be under standard PFIZER terms and conditions.

1.7.2.5
LICENSEE has requested future manufacture of additional 40/60 mg tablets for ongoing Existing Trials, beyond what is currently in inventory and beyond currently scheduled product, as set forth in Schedule E. PFIZER shall manufacture and sell to LICENSEE such future production in the quantities, at the price and with the delivery dates specified in Schedule E if requested by LICENSEE. All such sales will be effected under a purchase order and will otherwise be under standard PFIZER terms and conditions.

1.7.2.6
Except as provided in Section 1.5.1 above, from and after the Effective Date, API or DP supply for currently ongoing investigator initiated research studies – requests for investigator initiated research studies are to be provided by LICENSEE.

1.7.2.7
Packaging, labeling, expiry updates and inventory management for Existing Trials will continue to be managed by PFIZER for a period of *** days after the Effective Date. Following this period, LICENSEE will assume responsibility for these activities, unless otherwise specified in Schedule E.

1.7.3
Compensation. LICENSEE shall reimburse PFIZER for (i) all invoiced costs and expenses incurred after the Effective Date in a manner consistent with the customary invoice practices of any ongoing or agreed manufacturing or packing effort and all invoiced costs and expenses in a manner consistent with the customary invoice practices for on-going formulation, materials management and stability.
1.8	Intellectual Property.
1.8.1
For *** days following the Effective Date, PFIZER shall monitor the intellectual property within the Patent Rights definition and promptly forward to LICENSEE (but not later than ten (10) Business Days of receipt thereof by PFIZER) (a) all correspondence received by PFIZER from the relevant patent offices with respect to such intellectual property, and (b) a schedule of applicable extension and expiration dates. Other than the foregoing responsibility, PFIZER shall have no obligations with respect to prosecuting or maintaining the intellectual property, including, without limitation, filing any assignments or applications for renewal with the relevant government offices; excepting, however, PFIZER shall be obligated to reasonably cooperate with any requests from LICENSEE pertaining to, or in furtherance of, prosecuting or maintaining the Patent Rights and filing any assignments related thereto.

1.9	Third Party Contracts.
1.9.1
Assigned Agreements. Any relevant Third Party Contracts (whether identified in Schedule B-1 or otherwise) shall be dealt with after the Effective Date by the Parties in such manner as they may mutually agree consistent with the rights and obligations of the Parties under the Agreement.

1.9.1.1
PFIZER shall cooperate with LICENSEE and interface with Third Parties to achieve assignment or termination of existing Third Party Contracts as mutually agreed by the Parties and to ensure transition of all clinical trials and research relating to Compound, and transfer of all materials and specimens

1.9.1.2
To the extent any Third Party Contracts related to the API or finished drug product of the Compound, or to clinical trials ongoing for the Product are Master Service Agreements which include other activities of PFIZER, such Master Service Agreements shall not be assigned to LICENSEE. PFIZER shall, however, identify such Master Service Agreements and the services covered thereby, in connection with the documentation transfer contemplated by Section 1.1 above, including the identity and contact information of the Third Party that is a party to such Master Service Agreement.

1.10
Subsequent Requests. LICENSEE may request other documents, information, records or data that are Licensed Technology on an as-needed basis during the *** month Transition Period but no later than one month prior to the expiration of the *** month Transition Period to accomplish the full document transfer with the *** Transition Period. All such LICENSEE requests made after the Transition Period will be allocated against the Consulting Services specified in Section 1.1.3 above.

2.	Records, documents, samples and data to be transferred to LICENSEE.
PFIZER shall transfer to LICENSEE records, documents, samples and data including, but not limited to the following, where such records exist as of the Effective Date and are reasonably retrievable:

2.1	Pharmaceutical Product and Supplies.
2.1.1	Existing physical material inventory held by PFIZER to include Active Pharmaceutical Ingredient (API),( non-GMP and GMP) and clinical supplies; unless otherwise subject to a Supplies Agreement.
2.1.2	Schedule of inventory held external to PFIZER including quantity, expiration date and location
2.1.3	Records of Inventory and Supply.
2.1.4	Records pertaining to synthesis, formulation and manufacture of the Compound
2.1.5	Summaries of GLP or GMP audits, copies of which shall be transferred to LICENSEE.
2.2	Intellectual Property (“IP”).
2.2.1
A listing of all patents and patent applications encompassed by the term Patent Rights, including U.S. and foreign equivalents, with docket and status reports to be delivered to LICENSEE, within ***  Business Days of the Effective Date.

2.2.2
Copies of file wrappers for the PFIZER Product Patent Rights will be Delivered to LICENSEE within ***  calendar days of the Effective Date. Records will be provided electronically in non-proprietary format.

2.2.3	After entering into a Community of Interest Agreement, Pfizer will provide copies of all written searches, prior art, and written opinions of counsel related to the Patent Rights or Products.
2.2.4
LICENSEE shall inform PFIZER in writing within *** Business Days of the Effective Date the names of the outside counsel and foreign patent counsel selected to maintain and prosecute the Patent Rights. Upon receipt of the names of the outside counsel and foreign patent counsel PFIZER shall inform its outside patent counsel, and any annuity services, that transfer of responsibility for Patent Rights to LICENSEE’s counsel is permitted or that it has no objection to Pfizer’s outside patent counsel or annuity services representing Licensee in the future if they wish to do so. LICENSEE is responsible for all costs and expenses incurred for the Patent Rights ***  days after the Effective Date.

2.3	Research and Development.
2.3.1	Pre-clinical: Copies of all protocols, data, results, and reports related to pivotal (e.g., GLP) pre-clinical studies for the Compound(s):
2.3.1.1	Animal efficacy studies;

2.3.1.2	Animal safety and toxicity studies;

2.3.1.3	Specimens/data records associated with final reports of GLP toxicology studies

2.3.1.4	Studies and reports prepared in support of IND submission(s);

2.3.1.5
For pre-clinical studies performed prior to the IND preparatory phase, results will be provided in summary documents for studies or portions of non-GLP studies already completed, where no report was intended to be generated.

2.3.2	Clinical: Copies of all protocols and amendments, study reports and results (including tables, figures and data) related to the Compound(s).
                              2.3.2.1 Adverse event reports (e.g., Medwatch or equivalent forms) for any and all clinical trials (either investigator-initiated or PFIZER-sponsored)
                              2.3.2.2 Copies of Case Report Forms (CRFs) or equivalent for all completed clinical studies for the Compound(s) (i.e. studies with signed off final clinical study reports)
                              2.3.2.3 Copies of the clinical study databases for all completed clinical studies for the Compound(s) (ie studies with signed off final clinical study reports)
                              2.3.2.4 Summaries of any internal GCP audits – to the extent they exist.
2.3.3
Ongoing clinical studies: the Parties will collaborate to identify and prioritize the transfer of the working study management files for study A4991014 and such other documents and data related to such study as may not have been specifically identified in this Schedule B but the transfer of which nevertheless would facilitate a smooth transition of such trial. In addition, the Parties will meet during the first *** months following the Effective Date at the request of either Transition Coordinator, to discuss such other exchanges of information or steps as shall ensure a smooth transition of such trial.

2.4	Regulatory.
2.4.1
Filings, correspondence, and teleconference and meeting minutes by Regulatory Agencies and PFIZER or its subsidiaries with any federal, state, local or foreign governmental agency since inception (in this regard, all filings and correspondence with the FDA, or any other national regulatory agency).

2.4.2
Copies of all Trial Master Files (TMF’s) equivalent, for all completed clinical studies for the Compound(s) (i.e, studies with signed-off final clinical study reports and to include but not limited to copies of all clinical trial protocols and amendments, IRB/EC approvals, forms 1572, informed consent forms, financial disclosure forms, Investigator Brochures, related to the Compounds).

SCHEDULE B-1 – EXISTING TRIALS
***

SCHEDULE C:
[INTENTIONALLY LEFT BLANK]

SCHEDULE D –Development Plan
***

SCHEDULE E
Existing Inventory
***

PFIZER provides the quotation below for additional manufacturing related services. LICENSEE shall have 90 days from the Effective Date to request these services at the prices specified in this quotation. If LICENSEE does not request these services in writing to PFIZER by day 90 PFIZER shall have no obligation to manufacture additional API for LICENSEE.
Work Order #1: API Campaign targeted to deliver ~***            Quote: $*** USD
Description: PFIZER will manufacture and release an API campaign targeted to deliver ~***kg of API for shipment (paid by LICENSEE) to LICENSEE

Work Order #2: Tabletting of API from Work Order #1                      Quote: $*** USD
Description: PFIZER will perform bulk tabletting and release. Expected delivery timing is by ***.
•	Prepare and tablet a *** kg blend into 40 mg tablets (~*** anticipated)

•	Prepare and tablet a *** kg blend into 60 mg tablets (~*** anticipated)

•	Complete release testing for all lots and package into bulk drums for shipment (paid by LICENSEE) to LICENSEE

Work Order #3: API Campaign targeted to deliver ~***kg of API            Quote: $*** USD
Description: PFIZER will manufacture and release an API campaign in addition to Work Order #1, that is targeted to deliver ~***kg of API for shipment (paid by LICENSEE) to LICENSEE
PFIZER will initiate ordering of raw materials and manufacture of an additional *** kg of API, estimated to take *** weeks from placement of orders to delivery of released API. Estimated delivery time is by ***.

Work Order #4: Tabletting of API from Work Order #3                      Quote: $*** USD
Description: PFIZER will perform bulk tabletting and release.
•	Prepare and tablet *** mg tablets (ratio of tablets TBD)

•	Prepare and tablet *** mg tablets (ratio of tablets TBD)

•	Complete release testing for all lots and package into bulk drums for shipment (paid by LICENSEE) to LICENSEE